UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C/AR: Annual Report
☐ Form C/AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
KetoNatural Pet Foods, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 11, 2017

Physical address of issuer
181 Edith Avenue, Salt Lake City, UT 84111

Website of issuer
www.ketonaturalpetfoods.com

Name of co-issuer
KNPF WF SPV, LLC

Legal status of co-issuer

Form
Limited Liability Company

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Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 3, 2021

Physical address of co-issuer
2474 Decatur Street, Denver, CO 80211

Website of co-issuer
N/A

Name of intermediary through which the Offering will be conducted
Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary
0001664804

SEC file number of intermediary
007-00008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings, and a flat rate commission fee of $10,000.00.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Series A Preferred Stock

Target number of Securities to be offered
9,494

Price (or method for determining price)
$1.58

Target offering amount
$15,000.00

Information Classification: General

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,235,000.00

Deadline to reach the target offering amount
December 31, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$507,391.00	$484,105.00
Cash & Cash Equivalents	$29,947.00	$151,520.00
Accounts Receivable	$140,599.00	$82,442.00
Short-term Debt	$727,890.00	$384,303.00
Long-term Debt	$622,764.00	$598.05
Revenues/Sales	$2,688,402.00	$2,516,158.00
Cost of Goods Sold	$998,004.00	$1,230,817.00
Taxes Paid	$5,912.00	$960.00
Net Income	-$345,012.00	-$1,229,852.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia,

Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 9, 2025

FORM C/A

Up to $1,235,000.00

KetoNatural Pet Foods, Inc.



Series A Preferred Stock

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by KetoNatural Pet Foods, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), and its crowdfunding vehicle, KNPF WF SPV, LLC, a Delaware Limited Liability Company (the "Co-Issuer," together with the Company, the "Issuers"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Series A Preferred Stock of the Co-Issuer. The Co-Issuer will use the proceeds raised from the sale of such Series A Preferred Stock to fund its purchase of the Company's Series A Preferred Stock. As described more fully below, in purchasing The Co-Issuer's Series A Preferred Stock, purchasers will receive Co-Issuer securities that provide an indirect economic interest in the Company's on materially the same terms and with the same rights as those who purchase directly from the Company. For this reason, and in compliance with Regulation Crowdfunding under the Securities Act of 1933 (the "Securities Act"), the Issuers are considered to be co-issuers of the combined offering of the to the Co-Issuer and, in turn, the Series A Preferred Stock to purchasers thereof (together, the "Offering"), and are providing prospective investors here with information related to both the Company's and the Co-Issuer's Series A Preferred Stock (collectively, the "Securities").

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Investors in Securities are sometimes referred to herein as "Purchasers." The Issuers intend to raise at least $15,000.00 and up to $1,235,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Issuers are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase and to thereby obtain an indirect economic interest in the Company's Series A Preferred Stock, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Co-Issuer in its sole and absolute discretion. The Issuers have the right to cancel or rescind their offer to sell the Securities at any time and for any reason.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive 7% of the amount raised in the Offering related to the purchase and sale of the Securities and a flat rate commission fee of $10,000.00.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$17.50	$232.50
Aggregate Minimum Offering Amount	$15,000.00	$1,050.00	$13,950.00
Aggregate Maximum Offering Amount	$1,235,000.00	$86,450.00	$1,148,550.00

(1) This excludes fees to the Issuers' advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Co-Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Issuers filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on their shared or respective websites at www.ketonaturalpetfoods.com no later than 120 days after

the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate their reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company, the Co-Issuer or another party, or 5) the liquidation or dissolution of the Company or the Co-Issuer.

The date of this Form C/A is October 9, 2025.

The Issuers have certified that all of the following statements are TRUE for each of the Company and the Co-Issuer in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE CO-ISSUER AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY OR THE CO-ISSUER IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

 THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, THE CO-ISSUER AND THEIR RESPECTIVE MANAGEMENT TEAMS CONCERNING THE TERMS AND

CONDITIONS OF THIS OFFERING, THE COMPANY, AND THE CO-ISSUER. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUERS RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES CORPORATION , THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Issuers will file a report electronically with the Securities & Exchange Commission annually and post the report on their shared or respective websites, no later than 120 days after the end of the their fiscal years.

Once posted, the annual report may be found on the Issuers' shared or respective websites at: www.ketonaturalpetfoods.com

Each of the Company and the Co-Issuer must continue to comply with the ongoing reporting requirements until both such entities:
1)   are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)   have filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3)   have filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4)   repurchase or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)   liquidate or dissolve their business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuers will provide the opportunity to ask questions of and receive answers from their respective management teams concerning the terms and conditions of the Offering, the Issuers or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Issuers contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Issuers do not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

KetoNatural Pet Foods, Inc. (the "Company") is a Delaware Corporation, formed on April 11, 2017.

The Company is located at 181 Edith Avenue, Salt Lake City, UT 84111.

The Company's website is www.ketonaturalpetfoods.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

KNPF WF SPV, LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on February 3, 2021.

The Co-Issuer is located at 2474 Decatur Street, Denver, CO 80211.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

We produce dog foods, treats, and supplements and sell them to U.S. pet owners.

The Company's Offering

Minimum amount of Series A Preferred Stock being offered	9,494
Total Series A Preferred Stock outstanding after Offering (if minimum amount reached)	9,494
Maximum amount of Series A Preferred Stock	781,646
Total Series A Preferred Stock outstanding after Offering (if maximum amount reached)	781,646
Purchase price per Security	$1.58
Minimum investment amount per investor	$250.00
Offering deadline	December 31, 2025
Authorized Shares for Bonus Shares	The Company has authorized 781,646 shares of Series A Preferred Stock to cover the maximum offering amount based on the base purchase price. The Company does not currently have sufficient authorized shares of Preferred Stock to issue any bonus shares that may be granted to Investors as part of the Offering. The Company will authorize additional shares of Preferred Stock prior to issuing any such Bonus Shares.
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 46 hereof.

The Co-Issuer's Offering

Minimum amount of SPV Series A Preferred Stock being offered	9,494
Total SPV Series A Preferred Stock outstanding after Offering (if minimum amount reached)	9,494
Maximum amount of SPV Series A Preferred Stock	781,646
Total SPV Series A Preferred Stock outstanding after Offering (if maximum amount reached)	781,646
Purchase price per Security	$1.58
Minimum investment amount per investor	$250.00
Offering deadline	The Offering deadline for the Co-Issuer's securities is the same date as the offering deadline for the Company's securities.
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 6 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

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We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular ingredient.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative

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sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a

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material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Daniel Schulof, Michael D'Amico, and Steven Farsht who are Director and CEO; Director , COO and CFO; and Director of the Company, respectively. The Company has or intends to enter into employment agreements with Daniel Schulof, Michael D'Amico, and Steven Farsht although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Daniel Schulof, Michael D'Amico, and Steven Farsht or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from

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using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses, and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected.

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Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish,

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maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their

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prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products as well as packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, and the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Risks Related to the Securities

The Series A Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Stock. Because the Series A Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series A Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this

Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Your ownership of the Securities will be subject to dilution.

Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of stock or Securities convertible into stock, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of

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dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

The Company has the right to conduct multiple "rolling" closings during The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We produce dog foods, treats, and supplements and sell them to U.S. pet owners.

Business Plan - The Company

Our flagship product line, Ketona, is composed of kibble-style dry dog foods with the highest protein content, highest meat protein content, and lowest digestible carbohydrate content of any dry dog foods currently sold in the United States, all at a fraction of the cost of expensive raw dog food products. Ketona products contain approximately 80% less carbohydrate and 50% more protein than other similarly-priced premium dry dog food products. Our Ketona treat and supplement products follow this same high-protein, low-carbohydrate philosophy and enjoy similar competitive advantages in the U.S. pet food market. Our products are sold to U.S. pet owners, primarily through major online retailers such as Amazon.com and Chewy.com, as well as through our own website, http://www.ketonaturalpetfoods.com. Our products are also available for purchase from pet specialty retailers in the State of Utah, near our headquarters. Over the coming 2-4 years, we intend to expand our business in at least four key ways: first, we expect to grow the Ketona product line from seven (7) products to seventeen (17) products; second, we expect to grow our online distribution channels by scaling-up our highly-profitable digital marketing programs; third, we expect to expand into Canada; and fourth, we expect to expand our pet specialty retail program from a small number of stores located in a single U.S. state (Utah) to stores located throughout the U.S. and Canada..

Business Plan - The Co-Issuer

KNPF WF SPV, LLC (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's Securities in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

● Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's Securities;
● Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
● Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
● Will maintain the same fiscal year-end as the Company;
● Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
● Will seek instructions from the holders of with regard to:
o Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;

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- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the Securities and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Ketona Chicken Recipe	Low-carbohydrate dog food.	U.S. pet owners.
Ketona Salmon Recipe	Low-carbohydrate dog food.	U.S pet owners.
Ketona Zero-Carbohydrate Chicken Liver Treats	Low-carbohydrate dog treats.	U.S. pet owners.
Ketona Daily Mobility Chews	Low-carbohydrate mobility supplements for dogs.	U.S. pet owners.
Ketona Daily Calming Chews	Low-carbohydrate anti-anxiety supplements for dogs.	U.S. pet owners.

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers. We currently offer seven (7) varieties of our products and are hoping to expand our offerings to seventeen (17) by the end of this year.

We offer our products directly to consumers through our own website, through online retailers, and through brick-and-mortar pet specialty retailers.

Competition

The Company's primary competitors are Champion Pet Foods, Primal Pet Foods, Stella & Chewy's, and Hill's Pet Nutrition.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We are well positioned in the industry segments and markets in which we operate, often holding a leadership or significant market share position. Product quality, performance, value and packaging are also important differentiating factors.

Supply Chain and Customer Base

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Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We have successfully secured the materials necessary to meet our requirements where there have been short-term imbalances between supply and demand, but generally at higher prices than those historically paid.

The Company's customers are primarily in the consumer and pet specialty retail markets.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5780711	31 Cat food; cat treats; dog food; edible dog treats.	KETONA	November 13, 2018	June 18, 2019	U.S.A.
5823544	31 Cat food; cat treats; dog food; edible dog treats.	KETONATURAL PET FOODS	February 8, 2018	July 30, 2019	U.S.A.

Our recipes and manufacturing specifications constitute trade secrets and are protected by non-disclosure agreements and other restrictive contracts, as well as common law trade secret protections.

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations. Such laws and regulations are subject to change from time to time. Licenses, permits and approvals under such laws and regulations may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There is an existing legal suit pending brought by the Company against a competitor. *See KetoNatural Pet Foods v. Hill's Pet Nutrition*, D. Kan., 2:24-cv-02046. The case is a putative class action, with the Company seeking to represent other class members. The claims brought by the Company include false advertising and civil conspiracy. There are no counterclaims pending against the Company. The damages recovery sought by the Company is in excess of $2 billion.

The case is currently stayed at the trial court level, pending the resolution of an appeal to the Tenth Circuit Court of Appeals.

Other

The Company's principal address is 181 Edith Avenue, Salt Lake City, UT 84111

The Company conducts business in All US states.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

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Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	67.00%	$10,050	7.00%	$86,450
Campaign marketing expenses or related reimbursement	33.00%	43,950	3.48%	$43,000
Estimated Attorney Fees	0.00%	$0	0.69%	$8,500
Estimated Accountant/Auditor Fees	0.00%	$0	0.28%	$3,500
General Working Capital	0.00%	$0	88.55%	$1,093,550
Total	**100.00%**	**$15,000**	**100.00%**	**$1,235,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the   campaign. Such fees are the responsibility of and will ultimately be borne by the Company
The value of the proceeds raised during the Offering will impact the cost of intermediary fees and marketing expenses associated with the Offering.

The Company does have discretion to alter the use of proceeds as set forth above, while the Co-Issuer does not have such discretion as it relates to the purchase by it of the Company's Securities. The Company may alter the use of proceeds under the following circumstances: If the Company and its managers determine that changing the use of proceeds is in the best interest of the Company and its shareholders.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers of the Company

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Daniel Schulof

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director and CEO, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief manager of all business departments.

Education

BA/BS, Emory University, 2004
JD, Emory University, 2007
Licensed attorney, State of Georgia

Name

Michael D'Amico

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, COO and CFO, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief manager of all operations and financial departments.

Education

BS (International Relations and Affairs), Emory University
MS (Finance), University of Denver Chartered Financial Analyst

---

Name

Steven Farsht

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director,   2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Partner, Corazon Capital, 2014-Present. Responsible for setting and executing fund strategy, managing all fund operations, and fund performance.

Education

BBA, Wisconsin School of Business
MBA, Northwestern University Kellogg School of Management

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 3 employees in Utah and Colorado.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	5,080,000
Voting Rights	One vote/share.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities being issued pursuant to Regulation CF will be diluted if/when the Company issues additional shares of Common Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	53.497%
Other Material Terms or information.	N/A

Type of security	Series Seed 1 Preferred Stock
Amount outstanding	876,440
Voting Rights	One vote per share.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities being issued pursuant to Regulation CF will be diluted if/when the Company issues additional shares of Series Seed Preferred Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	9.230%
Other Material Terms or information.	Two holders of Series Seed shares have pro rata participation rights on any future sale of securities by the Company. At present, the securities represent, collectively, ownership of approximately 21.581% of the Company.

Type of security	Series Seed 2 Preferred Stock
Amount outstanding	163,284
Voting Rights	One vote per share.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities being issued pursuant to Regulation CF will be diluted if/when the Company issues additional shares of Series Seed Preferred Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	1.720%
Other Material Terms or information.	Two holders of Series Seed shares have pro rata participation rights on any future sale of securities by the Company. At present, the securities represent, collectively, ownership of approximately 21.581% of the Company.

Type of security	Series Seed 3 Preferred Stock
Amount outstanding	902,667
Voting Rights	One vote per share.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities being issued pursuant to Regulation CF will be diluted if/when the Company issues additional shares of Series Seed Preferred Stock
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	9.506%
Other Material Terms or information.	Two holders of Series Seed shares have pro rata participation rights on any future sale of securities by the Company. At present, the securities represent, collectively, ownership of approximately 21.581% of the Company.

Type of security	Series Seed 4 Preferred Stock
Amount outstanding	34,479
Voting Rights	One vote per share.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities being issued pursuant to Regulation CF will be diluted if/when the Company issues additional shares of Series Seed Preferred Stock
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	0.363%
Other Material Terms or information.	Two holders of Series Seed shares have pro rata participation rights on any future sale of securities by the Company. At present, the securities represent, collectively, ownership of approximately 21.581% of the Company.

Type of security	Series Seed 5 Preferred Stock
Amount outstanding	94,281
Voting Rights	One vote per share.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities being issued pursuant to Regulation CF will be diluted if/when the Company issues additional shares of Series Seed Preferred Stock
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	0.993%
Other Material Terms or information.	Two holders of Series Seed shares have pro rata participation rights on any future sale of securities by the Company. At present, the securities represent, collectively, ownership of approximately 21.581% of the Company.

Type of security	Series Seed 6 Preferred Stock
Amount outstanding	2,344,633
Voting Rights	One vote per share.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities being issued pursuant to Regulation CF will be diluted if/when the Company issues additional shares of Series Seed Preferred Stock
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	24.691%
Other Material Terms or information.	Two holders of Series Seed shares have pro rata participation rights on any future sale of securities by the Company. At present, the securities represent, collectively, ownership of approximately 21.581% of the Company.

Type of security	Convertible Notes
Amount outstanding	$1,215,000
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will dilute when the Convertible Notes convert into equity securities.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0% (not possible to calculate without knowing the valuation given in the next Qualified Financing)

Other Material Terms or information.	In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $3,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.5. The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based antidilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

Type of security	Stock Options
Amount outstanding	2,826,382
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities being issued pursuant to Regulation CF will be diluted if/when the Stock Options are exercised
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other Material Terms or information.	Exercisable only if the Company is acquired with an associated entity valuation in excess of $50 million.

Other as described above, there are no differences between the Securities issued pursuant to Regulation CF and each other class of securities of the Company

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	United States SBA (EIDL)
Amount outstanding	$494,247.66
Interest rate and payment schedule	3.75% and monthly
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 29, 2050
Other material terms	N/A

Type of debt	Convertible Notes
Name of creditor	Various
Amount outstanding	$1,299,197.02
Interest rate and payment schedule	5.00%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	February 28, 2026
Other material terms	In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $3,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.5. The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation

	preference and the conversion price for purposes of price-based antidilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

Type of debt	Bank loan
Name of creditor	Uncapped/Marcus
Amount outstanding	$7,998.84
Interest rate and payment schedule	8.99% and monthly
Amortization schedule	1,165.27 monthly
Describe any collateral or security	N/A
Maturity date	July 2, 2025
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Wells Fargo
Amount outstanding	$63,778.36
Interest rate and payment schedule	13.25% and monthly
Amortization schedule	~2% of outstanding balance monthly
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Intuit
Amount outstanding	$16,197.13
Interest rate and payment schedule	24.00% and monthly
Amortization schedule	$1,891.69 monthly
Describe any collateral or security	N/A
Maturity date	January 28, 2026
Other material terms	N/A

Type of debt	Bank loan
Name of creditor	Intuit
Amount outstanding	$18,000.00
Interest rate and payment schedule	36.00% and monthly
Amortization schedule	$2,311.56 monthly
Describe any collateral or security	N/A
Maturity date	December 25, 2025
Other material terms	N/A

Type of debt	Bank loan
Name of creditor	PayPal
Amount outstanding	$52,884.50
Interest rate and payment schedule	12.10% and weekly
Amortization schedule	$2,695.46 weekly
Describe any collateral or security	N/A
Maturity date	August 25, 2025
Other material terms	N/A

Type of debt	Notes
Name of creditor	Stripe
Amount outstanding	$97,790.65
Interest rate and payment schedule	11.3% and daily
Amortization schedule	24.7% of sales processed by Stripe daily
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Notes
Name of creditor	Shopify
Amount outstanding	$129,701.81
Interest rate and payment schedule	13% and daily
Amortization schedule	25% of daily transactions processed by Shopify
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	N/A	$1,175,000.00	Working Capital	2023	Section 4(a)(2)

Valuation

Based on the Offering price of the Securities, the pre-Offering basic value ascribed to the Company is approximately $15,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership of the Company

Approximately half of the Company outstanding shares are owned by its three co-founders (Daniel Schulof, Michael D'Amico, and Nathan Mostow) and approximately half of the Company's outstanding shares are owned by investors. A complete cap table providing further detail is attached.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Daniel Schulof	25.323%

Following the Offering, the Purchasers will own 0.1% of the voting shares of the Company if the Minimum Amount is raised and 7.6% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its Series Seed round of financing in the spring of 2021 and a convertible note round of financing in the spring of 2023. Following the Offering, we should have enough liquidity to execute our business plan indefinitely. Our most significant challenge is raising the capital needed to grow sales through existing channels and expand our product line. In other words, the more capital we raise, the more we expect to be able to grow our revenues. Other challenges include competing in a competitive environment.

The Company does not expect to achieve profitability in the next 12 months because it intends to redeploy any profits into initiatives that grow our sales through the direct-to-consumer, online retailer, and pet specialty distribution channels.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company has the following sources of capital in addition to the proceeds from the Offering: We have numerous lines of credit (with available credit) and other available sources of debt financing.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

We issued $1,175,000 worth of convertible notes in 2023. These notes automatically convert to shares of the company's stock if certain milestones are achieved. The holders of these notes may also elect to convert the notes into shares of the Company's stock if other less aggressive milestones are achieved.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 781,646 shares of Series A Preferred Stock for up to $1,235,000.00. 100% of these securities will be offered and sold to the Co-Issuer based on the Co-Issuer's offer and sale of the corresponding interests in the Securities to purchasers of such Series A Preferred Stock. The Co-Issuer is offering up to 781,646 units of Series A Preferred Stock for up to $1,235,000.00. The Issuers are each respectively attempting to raise a minimum amount of $15,000.00 in this Offering (the "Minimum Amount"). The Issuers must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Issuers have the right to extend the Offering Deadline at their discretion. The Issuers will each accept investments in excess of the Minimum Amount up to $1,235,000.00 (the "Maximum Amount") for the sale of their respective securities and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities and to obtain an indirect economic interest in the Company's you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment for any reason within 48 hours from the time of their investment commitment. The Intermediary will notify Purchasers if and when the Minimum Amount has been reached at which time the Issuers may close the Offering and accept the funds committed by any Investor for which the right to cancel within the initial 48 hour period following such commitment has lapsed (absent a material change in the interim that would require an extension of the offering and reconfirmation of the investment commitment).

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Issuers will provide notice to prospective investors and receive reconfirmations from Purchasers who have already made commitments. If a prospective investor that has previously conveyed to the Issuers an investment commitment but has not yet purchased the Securities does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the prospective investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a prospective investor does not cancel an investment commitment within 48 hours of their initial investment commitment, the funds will be released to the Issuers upon closing of the Offering and the prospective investor, now a "Purchaser", will receive the in exchange for their investment. Any Purchaser funds received after the initial closing will be released to the Issuers upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $15,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company or the Co-Issuer until accepted by the Company, or the Co-Issuer, as applicable, each of which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company or the Co-Issuer should reject all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities is $1.58. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
A cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings, and a flat rate commission fee of $10,000.00.

Stock, Warrants and Other Compensation
N/A

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Carta.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization of the Company

At the initial closing of this Offering (if the minimum amount is sold), and based on the Co-Issuer's concurrent purchase of Series A Preferred Stock, the Company's authorized capital stock will consist of (i) 12,771,295 shares of common stock, par value $0.001 per share, of which 5,080,000 common shares will be issued and outstanding, and (ii) 5,197,430 shares of preferred stock, par value $0.001 per share, of which 4,425,278 preferred shares will be issued and outstanding.

Authorized Capitalization of the Co-Issuer

At the initial closing of this Offering (if the minimum amount is sold), the Co-Issuer will hold 103,775 shares of the Company's Preferred Stock (94,281 shares of Series Seed Preferred Stock and 9,494 shares of Series A Preferred Stock), with each Purchaser in this Offering holding a percentage membership interest in the Co-Issuer equivalent to the number of shares of Series A Preferred Stock purchased by the Purchaser at the Offering price of $1.58 per share divided by the total number of shares of the Company's Preferred Stock held by the Co-Issuer.

Dividends

N/A

Conversion

These shares of the Company's Series A Preferred Stock are convertible, at the option of the holder thereof, at any time, into shares of the Company's Common Stock pursuant to the conversion methodology set forth in the Company's operative Certificate of Incorporation.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, before any payment shall be made to the holders of the Company's Common Stock by reason of their ownership thereof, the holders of all shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders on a *pari passu* basis, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into

47

Common Stock immediately prior to such liquidation, dissolution or winding up or other liquidation event. If upon any such liquidation, dissolution, or winding up of the Company, the funds and assets available for distribution to the stockholders of the Company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The Securities are not callable by the Company.

Voting and Control

The Securities have the following voting rights: Full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

The Company does not have any voting agreements in place.

The Company does have a shareholder agreement in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Issuers do not have the right to repurchase the Series A Preferred Stock.

Bonus Shares Authorization:

Investors who qualify for bonus shares as part of the offering perks will receive such bonus shares once the Company authorizes sufficient additional Series A Preferred Stock to cover those bonus issuances. The Company currently does not have sufficient authorized Series A Preferred Stock to issue all potential bonus shares and will amend its Certificate of Incorporation as needed prior to any such issuance.

48

Bonus shares will be awarded to investors in accordance with the following terms:

1) Bonus shares of a quantity equal to 10% of the number of shares of Series A Preferred Stock purchased by the Investor will be awarded on all investments between $1,500 and $3,499;
2) Bonus shares of a quantity equal to 15% of the number of shares of Series A Preferred Stock purchased by the Investor will be awarded on all investments between $3,500 and $9,999;
3) Bonus shares of a quantity equal to 20% of the number of shares of Series A Preferred Stock purchased by the Investor will be awarded on all investments between $10,000 and $49,999;
4) Bonus shares of a quantity equal to 33% of the number of shares of Series A Preferred Stock purchased by the Investor will be awarded on all investments of $50,000 or above.
5) Bonus shares of a quantity equal to 10% of the number of shares of Series A Preferred Stock purchased by the Investor will be awarded on all investments made during the first 14 days that the Offering is pending.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE ISSUERS, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE ISSUERS TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's Preferred Stock by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors of the Company may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Current Interest in Property

Related Person/Entity	Daniel Schulof
Relationship to the Company	CEO and Director
Total amount of money involved	$1000 / month
Benefits or compensation received by related person	Compensation
Benefits or compensation received by Company	Use of the van.
Description of the transaction	The Company regularly uses a van owned by Daniel Schulof, a Related Party. The Company pays Mr. Schulof $1k/month towards the vehicle.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Daniel Schulof
_____
(Signature)

Daniel Schulof
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Michael D'Amico
_____
(Signature)

Michael D'Amico
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Daniel Schulof
_____
(Signature)

Daniel Schulof
_____
(Name)

Chief Executive Officer
_____
(Title)

_____
(Date)

/s/Michael D'Amico
_____
(Signature)

Michael D'Amico
_____
(Name)

Chief Operating Officer & Chief Financial Officer
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Daniel Schulof, being the founder of KetoNatural Pet Foods, Inc., a Corporation (the "Company"), hereby certify as of this date that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2024 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2024, and the related notes to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed tax returns for the year ending December 31, 2024, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Daniel Schulof
_____
(Signature)

Daniel Schulof
_____
(Name)

Chief Executive Officer
_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer
Exhibit B   Business Plan
Exhibit C   Video Transcript
Exhibit D   Subscription Agreement
Exhibit E   Offering Page

EXHIBIT A

Financial Statements of Company and Co-Issuer